SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of January 2005

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

Explanatory Note

On January 10, 2005, Jacada Ltd. announced that it has appointed Tzvia Broida as chief financial officer, effective immediately. A copy of the press release announcing the Ms. Broida’s appointment is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ David Holmes
David Holmes Executive Vice President

Dated: January 10, 2005

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EXHIBIT 1

NEWS RELEASE

Jacada Appoints Tzvia Broida as Chief Financial Officer

Atlanta – January 10, 2005 – Jacada Ltd. (NASDAQ: JCDA) today announced that it has appointed Tzvia Broida as chief financial officer, effective immediately. Broida succeeds Bob Aldworth as CFO. Aldworth is leaving the company after four years of service.

“We appreciate the significant contribution Bob has made during his tenure at Jacada,” said Gideon Hollander, CEO of Jacada. “Bob has built a strong operational and financial team, and Tzvia is now in a great position to assume the role of CFO, enabling Bob to pursue other opportunities. I wish him success in his future endeavors.”

Broida joined Jacada in August 1995, and since March 2000 has served as vice president of finance. Prior to joining Jacada, Broida was an accountant at the Israeli accounting firms of Yehuda Ehrlich & Partners and Vexler, Kodenzick & Partners.

“Tzvia has been consistently recognized as a top performer at Jacada, and she has helped develop the finance department into an extremely efficient group,” said Hollander. “Her proven track record at Jacada and her excellent background have prepared her well for this new assignment.”

About Jacada—Jacada Ltd. provides software solutions for accelerating business improvement. A recognized leader in integration technology, Jacada solutions help customers simplify and rapidly improve high-value business processes without the need to replace or re-write existing business systems. Jacada has over 1200 customers worldwide including major corporations and government organizations such as AAA Mid-Atlantic, AIT Worldwide Logistics, Bank of America, Caterpillar, Delta Air Lines, The Hartford, Lillian Vernon, the U.S. Navy, Porsche Cars North America, Prudential, Raytheon, and the US Department of Interior. Jacada operates globally

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with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a registered trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

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